Exhibit 12.2
J.P. Morgan Chase & Co.

Computation of ratio of earnings to fixed charges
and preferred stock dividend requirements

Year ended December 31, (in millions, except ratios)	2003

Excluding interest on deposits
Income before income taxes	$10,028

Fixed charges:
Interest expense	7,503
One-third of rents, net of income from subleases(a)	318

Total fixed charges	7,821

Less: equity in undistributed income of affiliates	(102)

Earnings before taxes and fixed charges, excluding capitalized interest	$17,747

Fixed charges, as above	$7,821
Preferred stock dividends (pre-tax)	76

Fixed charges including preferred stock dividends	$7,897

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.25

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$7,897
Add: interest on deposits	3,604

Total fixed charges including preferred stock dividends and interest on deposits	$11,501

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$17,747
Add: interest on deposits	3,604

Total earnings before taxes, fixed charges and interest on deposits	$21,351

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.86

(a)	The proportion deemed representative of the interest factor.

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